Exhibit 99.1

Dated June 30, 2021

PA MEDIA GROUP LIMITED

and

THE NEWSPAPER ORGANISATION LIMITED

and

AUSTRALIAN ASSOCIATED PRESS LTD

and

MEDIALITY PTY LTD

and

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

and

THOMSON REUTERS CORPORATION

and

REUTERS NEWS & MEDIA LIMITED

DEED OF MUTUAL COVENANT

Contents

Clause		Page
1	Interpretation	4
2	Termination of Prior Agreements	8
3	Thomson Reuters Trust Principles	9
4	Appointment of Thomson Reuters Trustees	9
5	Additional Covenants with Thomson Reuters Founders Share Company	10
6	Covenants of Thomson Reuters Founders Share Company	12
7	Indemnities and administrative services	12
8	Variation and Termination	14
9	Change in Parties	14
10	Relationship of the Parties	15
11	Notices	15
12	Governing Law and Jurisdiction	15
13	Third Party Rights	16
14	Counterparts	16

THIS DEED OF MUTUAL COVENANT is made on June 30, 2021 between:

(1)

PA MEDIA GROUP LIMITED (PA Media Group), a company incorporated in England with company number 4197 and whose registered office is at The Point, 37 North Wharf Road, Paddington, London, W2 1AF, United Kingdom;

(2)

THE NEWSPAPER ORGANISATION LIMITED trading as News Media Association (News Media Association), a company incorporated in England with company number 8963259 and whose registered office is at 16-18 New Bridge Street, London, EC4V 6AG, United Kingdom;

(3)

AUSTRALIAN ASSOCIATED PRESS LTD (Australian Associated Press), a public company limited by guarantee incorporated in Australia with company number 641 582 121 and whose registered office is at AAP Press Gallery, Suite 69, 1 Parliament Drive Parliament House, Capital Hill, ACT 2600, Australia;

(4)	MEDIALITY PTY LTD (Mediality), a company incorporated in Australia with company number 006 180 801 and whose registered office is at 2 Holt St, Surry Hills, NSW 2010, Australia;

(5)

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED (Thomson Reuters Founders Share Company), a company incorporated in England with company number 1812511 and whose registered office is at 3 More London Riverside, London, SE1 2AQ, United Kingdom;

(6)	THOMSON REUTERS CORPORATION (Thomson Reuters Corporation), a company incorporated in Ontario, Canada whose registered office is at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada; and

(7)

REUTERS NEWS & MEDIA LIMITED (Reuters News & Media Limited), a company incorporated in England with company number 02505735 and whose registered office is at Five Canada Square, Canary Wharf, London E14 5AQ, United Kingdom.

WHEREAS:.

(A)

By an Agreement called an Agreement of Trust dated July 9, 1953 (as subsequently amended) and made between PA Media Group (formerly known as The Press Association Limited and PA Group Limited), The Newspaper Proprietors Association Limited (subsequently called The Newspaper Publishers Association Limited), Mediality (formerly known as Australian Associated Press Pty Limited) and New Zealand Press Association Limited (NZPA), the parties thereto agreed (as the holders of all the stock of Reuters Limited then in issue) to comply with the principles set out in it in respect of their holdings of stock in Reuters Limited

(B)

The parties in (A) entered into a deed of mutual covenant dated May 9, 1984 (as subsequently altered, the 1984 Deed of Mutual Covenant) following the reconstruction of Reuters Limited and the acquisition of the whole of its issued voting share capital by Reuters Holdings PLC (Reuters Holdings) in order to record the terms on which they agreed to ensure that the Reuter Trust Principles (as defined in the 1998 Deed of Mutual Covenant (as defined below)) were complied with and the terms upon which the ‘A’ Shares (as defined in the 1984 Deed of Mutual Covenant) in Reuters Holdings were to be held.

(C)

PA Media Group, Mediality and Thomson Reuters Founders Share Company entered into a deed of mutual covenant with Reuters Group, NPA Nominees Limited and NZPA dated February 18, 1998 (the 1998 Deed of Mutual Covenant) as part of the re-organisation of Reuters Holdings whereby the issued voting share capital of Reuters Holdings was cancelled through a scheme of arrangement under Section 425 of the Companies Act 1985. In return for the cancellation of such shares, cash and shares in Reuters Group were issued to the shareholders of Reuters Holdings, the arrangements in connection with the Founders Share of £1 of Reuters Group held by Thomson Reuters Founders Share Company were replicated in the Articles of Association of Reuters Group and in the 1998 Deed of Mutual Covenant and the 1984 Deed of Mutual Covenant was terminated.

(D)

The parties in (C) (other than Reuters Group), Thomson Reuters UK and Thomson Reuters Corporation entered into a deed of mutual covenant dated April 17, 2008 (the 2008 Deed of Mutual Covenant) in connection with the acquisition (the Acquisition) of Reuters Group by The Thomson Corporation (renamed Thomson Reuters Corporation), which was implemented by means of a dual listed company structure (the DLC Structure). The Acquisition was effected under a scheme of arrangement under Section 425 of the Companies Act 1985 pursuant to which the issued voting share capital of Reuters Group was cancelled with new shares in Reuters Group being issued to Thomson Reuters UK and shares in Thomson Reuters UK were issued to the shareholders of Reuters Group. In connection with the Acquisition, a Reuters Founders Share in the capital of each of Thomson Reuters Corporation and Thomson Reuters UK was issued to Thomson Reuters Founders Share Company and the 1998 Deed of Mutual Covenant was terminated.

(E)

On September 10, 2009, Thomson Reuters unified its DLC Structure by way of a scheme of arrangement between Thomson Reuters UK and its shareholders under Part 26 of the Companies Act 2006 (Unification). Under the scheme of arrangement, all of the issued voting share capital of Thomson Reuters UK subject to the scheme were either cancelled or transferred to Thomson Reuters Corporation, common shares in the capital of Thomson Reuters Corporation were issued to the shareholders of Thomson Reuters UK and Thomson Reuters UK became a Wholly-Owned Subsidiary (as defined in Thomson Reuters UK’s then Articles of Association) of Thomson Reuters Corporation.

(F)

Following Unification, Thomson Reuters UK redeemed and cancelled its Reuters Founders Share, having satisfied the Thomson Reuters Trustees (as defined in this Deed) that the effect of such redemption and cancellation would be substantially to preserve and not to impair the legal rights of the holder of the Thomson Reuters Founders Share in the capital of Thomson Reuters Corporation in relation to Thomson Reuters.

(G)

The parties in (D) (other than Thomson Reuters UK) entered into a deed of mutual covenant dated September 10, 2009 (the 2009 Deed of Mutual Covenant) so as to reflect Unification. The parties in (G), Thomson Reuters Group Limited and News Media Association restated the 2009 Deed of Mutual Covenant on November 25, 2016 (the 2016 Deed of Mutual Covenant) so as to join News Media Association as a party thereto as the successor of NPA Nominees Limited.

(H)

On January 30, 2018, Thomson Reuters Corporation entered into a strategic partnership in relation to its Financial & Risk business, which is now known as Refinitiv (the Refinitiv Business), with private equity funds managed by Blackstone Group LP (Blackstone). Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. As part of the transaction, Thomson Reuters Corporation sold a 55% majority stake in the Refinitiv Business and retained a 45% interest in the Refinitiv Business through its ownership in a Cayman Islands company known as of the date hereof as Refinitiv Holdings Ltd. (formerly known as King (Cayman) Holdings Ltd.) (the F&R Transaction). In connection with the F&R Transaction, Thomson Reuters Corporation, Thomson Reuters Founders Share Company and The Woodbridge Company Limited (Woodbridge) entered into a legally binding term sheet pursuant to which it was agreed that the first and third Thomson Reuters Trust Principles would be amended to refer to Reuters (rather than Thomson Reuters) and that other changes be made to the Thomson Reuters Trust Principles arrangements, including modifications to the 2016 Deed of Mutual Covenant.

(I)

On October 1, 2018, concurrent with the closing of the F&R Transaction, the parties in (H) (other than Thomson Reuters Group Limited) and Reuters News & Media Limited restated the 2016 Deed of Mutual Covenant (2018 Deed of Mutual Covenant) so as to join Reuters News & Media Limited as a party thereto, to amend the Thomson Reuters Trust Principles and to make other consequential modifications to reflect other changes to the Thomson Reuters Trust Principles arrangements agreed in connection with the F&R Transaction. Pursuant to the 2018 Deed of Mutual Covenant, all appointments of Thomson Reuters Group Limited as agent for service of process were terminated.

(J)

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in the capital of Thomson Reuters Corporation (the Thomson Reuters Founders Share) for the purpose of protecting the Thomson Reuters Trust Principles (as defined in this Deed).

(K)

The Thomson Reuters Founders Share Company’s Articles were amended on or about the date of this Deed to grant Australian Associated Press the right (subject to a 24 month interim period) to appoint a member of the Nomination Committee in substitution of Mediality’s prior right to do so. The parties hereto wish to restate the 2018 Deed of Mutual Covenant so as to join Australian Associated Press (as the entity which acquired Mediality’s newswire business in August 2020) as a party, terminate the 2018 Deed of Mutual Covenant insofar as it continues to apply to Mediality, and to make other consequential modifications including to remove references to the NZPA which the Thomson Reuters Trustees determined at its October 2020 meeting to be obsolete in light of the winding down of the NZPA business in 2012 and the cessation of Sir Julian Smith’s subsequent personal appointment to the Nomination Committee upon his resignation from such role on or about 1 April 2020.

NOW THIS DEED WITNESSES as follows:

1	Interpretation

1.1	In this Deed, the Thomson Reuters Trust Principles mean:

(a)	that Reuters shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

(c)

that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

(d)	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

(e)

that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

1.2	In this Deed (including in the Recitals), the following words and expressions have the meanings set out opposite them unless the context otherwise requires:

Affiliate means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person.

Approved Person means any person who, at any particular time, has been designated as such for the purposes of Thomson Reuters Corporation’s Articles by the holder of the Thomson Reuters Founders Share, in its sole and absolute discretion, by notice given in writing to Thomson Reuters Corporation, unless such designation has been revoked in accordance with the Terms of Approval.

Associations means PA Media Group, News Media Association and (unless it has ceased to be entitled to appoint a member of the Nomination Committee in accordance with the Thomson Reuters Founders Share Company’s Articles) Australian Associated Press and Association means any one of them.

Change of Control means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby the ability to control the board of directors of an Association (including the ability to control, appoint or remove a majority of such directors) is acquired by or becomes vested in persons other than the present members of that Association and their respective Affiliates for the time being.

Companies Act 2006 means the UK Companies Act 2006, as it may be amended from time to time and any successor legislation thereto.

Control means:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)

when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words Controlled by, Controlling and under common Control with and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the second-mentioned Person) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on.

Distress Notice means a notice of the occurrence of a Relevant Event given pursuant to clause 4.4, 4.5 or 4.6 by (or on behalf of) one of the Associations or by Thomson Reuters Founders Share Company in respect of any of them.

Form of Undertaking means a Deed in the form set out in the Appendix to this Deed.

F&R Transaction has the meaning given thereto in the Recitals.

Fundamental Change means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby an Association ceases to be an entity whose principal business (for this purpose disregarding any shares in Thomson Reuters Corporation owned by that person) concerns the representation of the interests of and/or the provision of news agency services to the national and/or regional and/or provincial newspaper publishing industries in the United Kingdom and Ireland or in Australia (as the case may be).

Nomination Committee means the committee which, in accordance with Thomson Reuters Founders Share Company’s Articles, is responsible for nominating Thomson Reuters Trustees for appointment.

OBCA means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto.

Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

Refinitiv Business has the meaning given thereto in the Recitals (and for the avoidance of doubt shall include the Refinitiv business of London Stock Exchange Group PLC from time to time).

Registered Office means, in relation to Thomson Reuters Corporation, the registered office of Thomson Reuters Corporation from time to time.

Reuters means, collectively, (i) Reuters News & Media Limited and (ii) save where otherwise agreed between Thomson Reuters Founders Share Company and Thomson Reuters Corporation prior to the date of entry into this Deed, all other Subsidiaries of Thomson Reuters Corporation that carry on any business of providing multimedia news and information services from time to time as part of the Reuters business unit.

Subsidiary means, with respect to any Person, any Person that is Controlled by such Person.

Terms of Approval means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Thomson Reuters Founders Share in connection with being designated as an Approved Person.

Thomson Reuters means, collectively, Thomson Reuters Corporation and its Subsidiaries from time to time.

Thomson Reuters Corporation’s Articles means the articles of incorporation of Thomson Reuters Corporation, as they may be amended or supplemented from time to time.

Thomson Reuters Corporation’s By-Laws means the by-laws of Thomson Reuters Corporation, as they may be amended from time to time.

Thomson Reuters Founders Share Company’s Articles means the Articles of Association of Thomson Reuters Founders Share Company, as they may be amended or supplemented from time to time.

Thomson Reuters Founders Share Company Bank Account means a bank account in the name of Thomson Reuters Founders Share Company Limited with a United Kingdom clearing bank nominated by Thomson Reuters Founders Share Company from time to time.

Thomson Reuters Trustees means the members and directors from time to time of Thomson Reuters Founders Share Company.

Thomson Reuters UK means Thomson Reuters UK Limited, formerly known as Thomson Reuters PLC, a company previously incorporated in England with registration number 6141013 which subsequently merged by absorption with TR 2009 S.A.R.L.

Transfer includes any direct or indirect sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership, economic interest or economic exposure passes, in whole or in part, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing.

Wholly Owned Subsidiary means a wholly owned subsidiary within the meaning of section 1159 of the Companies Act 2006.

1.3	In this Deed, the expression Relevant Event means, in relation to each of the Associations:

(a)	the appointment of a receiver in respect of all or a substantial part of its assets;

(b)	the making of an order by a court of competent jurisdiction for the compulsory winding-up of the company;

(c)	a Change of Control; or

(d)	a Fundamental Change.

1.4	For the purposes of the definition of the expression Change of Control in this Deed, bodies corporate shall be taken to be Affiliates of one another if:

(a)	one is a Wholly Owned Subsidiary of the other; or

(b)	they are both Wholly Owned Subsidiaries of a third body corporate.

1.5

Words or expressions used in this Deed in the masculine gender and/or singular form include these words or expressions in the feminine or neuter gender and plural form (as the case may be), and in each case vice versa.

1.6	In this Deed, words denoting persons include bodies corporate.

1.7	Neither the table of contents of nor the headings in this Deed affect its interpretation.

1.8	Unless otherwise indicated, references to clauses and the Appendix in this Deed are references to clauses and the Appendix of this Deed.

1.9

In this Deed, any reference to any statute or statutory provision (other than section 1159 of the Companies Act 2006) shall be construed as including a reference to any statutory modification or re-enactment thereof from time to time in force.

1.10

No provision of this Deed shall be construed as having the effect of preventing any of the parties from engaging in any trade or business in competition with Thomson Reuters or with any of the other parties hereto or of imposing any obligation on any of the parties to take, buy or accept or otherwise acquire the goods or services of any of the parties or of any of its subsidiaries.

1.11

The written consent of Thomson Reuters Founders Share Company shall be deemed to have been given for any of the purposes of this Deed if, and only if, a certificate signed on behalf of Thomson Reuters Founders Share Company by not less than two of the Thomson Reuters Trustees shall have been received at the Registered Office of Thomson Reuters Corporation confirming that a resolution giving the consent in question has been duly passed at a meeting of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) or by written resolution of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) in accordance with Thomson Reuters Founders Share Company’s Articles.

1.12	References in this Deed to Regulation numbers of Thomson Reuters Founders Share Company’s Articles are to the Regulations bearing that number at the date of this Deed.

2	Termination of Prior Agreements

2.1

The parties to the 2018 Deed of Mutual Covenant that are party to this Deed hereby agree that the 2018 Deed of Mutual Covenant is hereby terminated and of no further effect save for any obligations of any party to it arising prior to the date hereof.

2.2

Mediality is a party to this Deed solely for the purpose of clause 2 and the termination of the 2018 Deed of Mutual Covenant in respect of it. Mediality acknowledges and agrees that it shall not have any rights or, save as provided for in clause 2.1, obligations under this Deed and its consent shall not be required for any subsequent variation or termination of this Deed.

2.3	Mediality waives any rights it has or may have under any Form of Undertaking executed by any Thomson Reuters Trustee.

2.4	Mediality agrees and acknowledges that the agreements, acknowledgements and waivers given in this clause 2 will survive any subsequent termination of this Deed.

3	Thomson Reuters Trust Principles

3.1

Each of the Associations, being resolved to safeguard the principles, the character and the reputation of Thomson Reuters and Reuters, severally covenants with the other Associations severally, with Thomson Reuters Founders Share Company severally and with Thomson Reuters Corporation severally to use its best endeavours (subject as provided in clauses 1.10, 3.3 and 3.4) to ensure that the Thomson Reuters Trust Principles are complied with.

3.2

Each of Thomson Reuters Founders Share Company, Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with each of the Associations severally to use its best endeavours (subject as provided in clause 3.4) to ensure that the Thomson Reuters Trust Principles are complied with.

3.3

The obligations of each of the Associations under clause 3.1 shall be deemed to have been satisfied by the proper discharge by each of the Associations of their respective obligations under clause 4 in order to ensure (in so far as by the proper exercise of such rights and the proper discharge of such obligations each such party is respectively able to do so without incurring any expenditure or pecuniary liability) that the Thomson Reuters Trust Principles are complied with.

3.4

No party to this Deed shall be obliged by the provisions of this clause 3 to purchase or subscribe or otherwise to acquire, or to sell, Transfer or otherwise dispose of, or deal in any manner in shares or other securities of Thomson Reuters Corporation or to refrain from doing any such thing.

4	Appointment of Thomson Reuters Trustees

4.1

Each of the Associations severally covenants with each other of the Associations severally and with Thomson Reuters Founders Share Company and Thomson Reuters Corporation severally to exercise its respective rights under Thomson Reuters Founders Share Company’s Articles to appoint one person to be a member of the Nomination Committee from time to time.

4.2

Thomson Reuters Founders Share Company covenants with each of the Associations severally and with Thomson Reuters Corporation and Reuters News & Media Limited that no person shall be admitted to membership of Thomson Reuters Founders Share Company unless they shall first have executed and delivered a Form of Undertaking.

4.3

Thomson Reuters Founders Share Company covenants with each of the Associations severally that, subject to the provisions of clause 4.6, every person duly nominated and approved as a Thomson Reuters Trustee in accordance with Thomson Reuters Founders Share Company’s Articles and the provisions of this Deed shall be admitted to membership and become a director of Thomson Reuters Founders Share Company forthwith upon execution and delivery by such person of a Form of Undertaking.

4.4

Each of the Associations severally covenants with each other of the Associations severally and with Thomson Reuters Founders Share Company and Thomson Reuters Corporation severally that it will give a Distress Notice forthwith to each of them if a Relevant Event shall occur in respect of it.

4.5

Thomson Reuters Founders Share Company shall, if it has by resolution of the Thomson Reuters Trustees in accordance with Thomson Reuters Founders Share Company’s Articles so resolved, give a Distress Notice to each of the Associations and Thomson Reuters Corporation that a Relevant Event has occurred in respect of one of the Associations.

4.6

If a Distress Notice is duly given by one of the Associations, or by Thomson Reuters Founders Share Company in respect of any of the Associations, then if the Distress Notice is given by (or by Thomson Reuters Founders Share Company in respect of) any of the Associations the obligations of that Association under clause 4.1 shall cease.

4.7

The giving of a Distress Notice by any of the Associations, or by Thomson Reuters Founders Share Company in respect of any of them, shall not prejudice any right or remedy of any party to this Deed against such person.

5	Additional Covenants with Thomson Reuters Founders Share Company

5.1

Each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with Thomson Reuters Founders Share Company that its Board of Directors and the Boards of Directors of its Subsidiaries will in the performance of their respective functions have due regard to the Thomson Reuters Trust Principles and to the rights and duties of the Thomson Reuters Trustees set out in Thomson Reuters Founders Share Company’s Articles in so far as by the proper exercise of their respective powers by such Boards of Directors and in accordance with the other duties of directors those principles are capable of being observed by such Boards of Directors.

5.2

Each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with Thomson Reuters Founders Share Company that it will forthwith upon request give to Thomson Reuters Founders Share Company a copy or copies of its register of interests in shares and its associated index (if any) kept in accordance with section 141 of the OBCA (in respect of Thomson Reuters Corporation) or section 113 of the Companies Act 2006 (in respect of Reuters News & Media Limited)or any part or parts thereof.

5.3

Each of the Associations severally covenants, and each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants, with Thomson Reuters Founders Share Company that it will give notice to Thomson Reuters Founders Share Company of any single action or event or series of actions or events which become known to it and which, in the opinion of such Association or of Thomson Reuters Corporation or of Reuters News & Media Limited, as the case may be, would or might result in a breach of the Thomson Reuters Trust Principles.

5.4

Each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with Thomson Reuters Founders Share Company that it will promptly give to Thomson Reuters Founders Share Company full particulars of any interest in each such entity’s share capital of 5% or more becoming known to it through a public filing made, or a written notification delivered, under any law or regulation applicable to it or its shareholders.

5.5

Thomson Reuters Corporation covenants with Thomson Reuters Founders Share Company that Reuters will have (i) an office of editor in chief of the news services of Reuters and (ii) an office of president or other senior business leader, and will provide Thomson Reuters Founders Share Company with the opportunity to consult with Thomson Reuters Corporation’s Board of Directors a reasonable period of time prior to appointing an individual to, or removing an individual from, each such office.

5.6

Each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with Thomson Reuters Founders Share Company that it will keep Thomson Reuters Founders Share Company informed through regular information meetings and presentations of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Thomson Reuters Founders Share Company in relation to the Thomson Reuters Trust Principles, including (without limitation) reporting on the Refinitiv Business compliance with the News Content License and Relationship Agreement and the Trademark License Agreements entered into pursuant to the F&R Transaction.

5.7

Each of Thomson Reuters Corporation and Reuters News & Media Limited severally covenants with Thomson Reuters Founders Share Company that it will not, except with the prior written consent of Thomson Reuters Founders Share Company:

(a)	effect any Transfer of Reuters to any Person other than to one or more Wholly-Owned Subsidiaries of Thomson Reuters Corporation; or

(b)	effect or permit any material acquisition by, or material disposition from, the business of Reuters.

6	Covenants of Thomson Reuters Founders Share Company

6.1

Thomson Reuters Founders Share Company, being entitled to make such representations to the Boards of Directors of Thomson Reuters Corporation and Reuters News & Media Limited, on matters of general interest affecting Thomson Reuters and/or Reuters (as appropriate), as it may from time to time think fit, shall cause the Thomson Reuters Trustees to be generally available for consultation with such Board of Directors.

6.2

Thomson Reuters Founders Share Company shall use reasonable efforts to inform Thomson Reuters Corporation of its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Thomson Reuters Trust Principles.

6.3

Thomson Reuters Founders Share Company shall use reasonable efforts to attend either in person or by proxy any meeting of shareholders of Thomson Reuters Corporation at which the Thomson Reuters Founders Share carries a right to vote.

7	Indemnities and administrative services

7.1

Thomson Reuters Corporation covenants with Thomson Reuters Founders Share Company (both for the benefit of Thomson Reuters Founders Share Company and as trustee for the Thomson Reuters Trustees from time to time) that it will pay into Thomson Reuters Founders Share Company Bank Account on demand all such sums of money as Thomson Reuters Founders Share Company shall from time to time certify are required by it:

(a)

to indemnify the Thomson Reuters Trustees in respect of (i) their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Thomson Reuters Trustees as directors and members of Thomson Reuters Founders Share Company and in carrying on the functions of Thomson Reuters Founders Share Company, including (but without limitation) the exercise of the rights, powers and duties exercisable by Thomson Reuters Founders Share Company and by the Thomson Reuters Trustees and (ii) amounts payable to the Thomson Reuters Trustees in accordance with Thomson Reuters Founders Share Company’s Articles;

(b)

to indemnify members of the Nomination Committee of Thomson Reuters Founders Share Company (Nomination Committee) who are not Thomson Reuters Trustees in respect of (i) their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Nomination Committee, and in carrying out the functions of the Nomination Committee including (but without limitation) the exercise of the rights, powers and duties exercisable by the Nomination Committee and (ii) amounts payable to members of the Nomination Committee in accordance with Thomson Reuters Founders Share Company’s Articles;

(c)

to indemnify any company secretary of the Thomson Reuters Founders Share Company appointed from time to time (if any) (the Secretary) in respect of (i) their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Thomson Reuters Trustees and/or Nomination Committee, and in carrying on the functions of Thomson Reuters Founders Share Company, including (but without limitation) the exercise of the rights, powers and duties exercisable by the Secretary and (ii) amounts payable to the Secretary in accordance with Thomson Reuters Founders Share Company’s Articles;

(d)

to indemnify Thomson Reuters Founders Share Company in respect of all disbursements, fees and expenses which have been incurred or paid or will or may become liable to be incurred by it including in particular (but without limitation) all expenses incurred in enforcing the Thomson Reuters Trust Principles and any other provisions contained in this Deed and in carrying out the objects of Thomson Reuters Founders Share Company, whether by judicial proceedings or otherwise;

(e)

to indemnify Thomson Reuters Founders Share Company in respect of all fees payable to the Chairman of the Thomson Reuters Trustees or the other Thomson Reuters Trustees or to members of the Nomination Committee who are not Thomson Reuters Trustees provided that in determining the fee of the Chairman, the Thomson Reuters Trustees shall take into account the recommendation of the Nomination Committee. In determining the fee of the Thomson Reuters Trustees, the Chairman shall take into account the recommendation of the Nomination Committee and any views of the remaining Thomson Reuters Trustees thereon, and consult the Chief Executive Officer or other senior executive officers for the time being of Thomson Reuters. The fees payable shall be at the rates from time to time determined in accordance with the Articles of Association of Thomson Reuters Founders Share Company;

(f)

to comply with all statutory requirements from time to time in force (and whether arising under taxation statutes or statutes relating to companies or otherwise) and applicable to Thomson Reuters Founders Share Company; and

(g)

to permit Thomson Reuters Founders Share Company to maintain in Thomson Reuters Founders Share Company Bank Account a credit balance of approximately fifty thousand pounds to enable Thomson Reuters Founders Share Company to discharge any such fees, costs and expenses as are referred to in this clause 7.

7.2

Thomson Reuters Corporation covenants with Thomson Reuters Founders Share Company to pay on demand the cost of (or at the option of Thomson Reuters Founders Share Company procure the provision without cost to Thomson Reuters Founders Share Company of) all company secretarial services and other ancillary administrative services which Thomson Reuters Founders Share Company may from time to time request.

7.3

Thomson Reuters Corporation shall be entitled to pay any sum due under this clause 7 (other than any sum due pursuant to clause 7.1(g)) into Thomson Reuters Founders Share Company Bank Account on terms that any sum so paid and which shall not within 30 days of being so paid have been utilised for the certified purpose shall forthwith on request in writing from Thomson Reuters Corporation be refunded to it. The obligations of Thomson Reuters Corporation in this clause 7 may be fulfilled at its option by any member of Thomson Reuters.

7.4

The obligations of Thomson Reuters Corporation to make any payment into Thomson Reuters Founders Share Company Bank Account under this clause 7 shall not be affected by, nor shall the amount of any such payment be reduced on account of, any contractual or common law right of set-off, or any amount counter-claimed by Thomson Reuters Corporation in respect of any sum owing, or alleged to be owing, from Thomson Reuters Founders Share Company to Thomson Reuters Corporation.

7.5

Thomson Reuters Corporation covenants with Thomson Reuters Founders Share Company to maintain insurance coverage for all Thomson Reuters Trustees under the directors’ and officers’ insurance policy of Thomson Reuters from time to time existing or an equivalent policy, on substantially similar terms to those applicable to directors of Thomson Reuters Corporation.

8	Variation and Termination

8.1

Subject to the provisions of this clause 8, the provisions of this Deed may be varied at any time by a supplemental deed between such of the parties as are required to consent to such variation by this clause 8.

8.2	No variation may be made to this Deed without the written consent of each of the Associations and Thomson Reuters Founders Share Company.

8.3	No variation may be made to this Deed which would extend or increase the obligations or liabilities of any party to this Deed without written consent of that party.

8.4	This Deed may be terminated at any time with the written consent of each of the Associations and Thomson Reuters Founders Share Company.

9	Change in Parties

9.1

Each of the parties to this Deed severally covenants with each of the Associations and Thomson Reuters Founders Share Company severally that it will not assign or sub-contract any of its rights or sub-contract the performance of any of its obligations under this Deed (except the performance of administrative duties).

9.2

Each of the parties to this Deed agree that this Deed shall automatically terminate and cease to have effect (save for any obligations arising prior to the date of such termination) in respect of any Association (but shall otherwise continue in force as between each other party to this Deed) upon such Association ceasing to be entitled to appoint a representative on the Nomination Committee of Thomson Reuters Founders Share Company in accordance with the Thomson Reuters Founders Share Company’s Articles.

10	Relationship of the Parties

10.1

Save as expressly provided in relation to Reuters News & Media Limited in clause 12.4, this Deed shall not constitute any party hereto the agent of any other party, nor shall it constitute a partnership between any of the parties.

11	Notices

11.1	Any notice or other communication under this Deed shall be in writing and in English.

11.2

Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by email or facsimile transmission to the recipient, but if so given shall promptly be confirmed by letter.

11.3	The address of any party to this Deed may be changed by notice given to each person who at the date of the giving of such notice is a party to this Deed.

11.4

Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received 48 hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by email or facsimile transmission shall be deemed to have been received 24 hours after despatch.

11.5

A copy of any notice or other communication under this Deed to Thomson Reuters Founders Share Company shall be concurrently sent to the person designated from time to time by Thomson Reuters to provide secretarial services to Thomson Reuters Founders Share Company.

12	Governing Law and Jurisdiction

12.1

This Deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

12.2

Each of the parties to this Deed irrevocably submits to the non-exclusive jurisdiction of the English courts to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation and waives any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum or any similar grounds.

12.3	The provisions of clause 12.2 shall not affect the right of any party to this Deed to take proceedings in any other jurisdiction in which jurisdiction can be founded.

12.4

Each of the parties to this Deed not having its registered office in the United Kingdom irrevocably appoints Reuters News & Media Limited as its agent for service of process in any proceedings brought before any English court. Reuters News & Media Limited irrevocably accepts such appointment. The provisions of this clause 12.4 shall not affect the right to serve process in any manner permitted by law.

13	Third Party Rights

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 or otherwise, with the exception of any of the Thomson Reuters Trustees (who each may enforce this Deed as if they were party to it).

14	Counterparts

This Deed may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. This Deed may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS whereof this Deed has been executed and delivered as a Deed by the parties on the date first above written

EXECUTED as a DEED by
PA MEDIA GROUP LIMITED

by:	/s/ Clive Marshall
Name:	Clive Marshall
Title:	Director

by:	/s/ Andrew Dowsett
Name:	Andrew Dowsett
Title:	Director

EXECUTED as a DEED by THE NEWSPAPER ORGANISATION LIMITED

by:	/s/ David Newell	In the presence of: /s/ Laura Skerrett
Name:	David Newell	Laura Skerrett
Title:	Authorised signatory	c/o Second Floor 16-18 New Bridge Street London EC4V 6AG

EXECUTED as a DEED by
AUSTRALIAN ASSOCIATED PRESS LTD

by:	/s/ Emma Cowdroy
Name:	Emma Cowdroy
Title:	Director

by:	/s/ Katherine Diana Spooner
Name:	Katherine Diana Spooner
Title:	Secretary

EXECUTED as a DEED by MEDIALITY PTY LTD

by:	/s/ Bruce Davidson	In the presence of: /s/ Mary Nguyen
Name:	Bruce Davidson	Mary Nguyen
Title:	Authorised signatory	c/o 3 Rider Boulevard, Rhodes Waterside Rhodes, NSW, Australia 2138

EXECUTED as a DEED by
THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

by:	/s/ Kim Williams
Name:	Kim Williams
Title:	Director

by:	/s/ Lawton Fitt
Name:	Lawton Fitt
Title:	Director

EXECUTED as a DEED by THOMSON REUTERS CORPORATION

by:	/s/ Thomas Kim	In the presence of: /s/ S. Allan Gardner
Name:	Thomas Kim	S. Allan Gardner
Title:	Authorised signatory	c/o 3 Times Square New York, New York 10036

EXECUTED as a DEED by
REUTERS NEWS & MEDIA LIMITED

by:	/s/ Matthew Keen
Name:	Matthew Keen
Title:	Director

by:	/s/ Kimberley Major
Name:	Kimberley Major
Title:	Director

APPENDIX FORM OF UNDERTAKING

To:	Thomson Reuters Founders Share Company Limited,

Thomson Reuters Corporation,

Reuters News & Media Limited,

PA Media Group Limited,

The Newspaper Organisation Limited (trading as News Media Association), and

Australian Associated Press Ltd

I,	of

HEREBY UNDERTAKE that upon my becoming a Thomson Reuters Trustee (as defined in the Articles of Association of Thomson Reuters Founders Share Company Limited) and so long as I shall be a Thomson Reuters Trustee I shall exercise all the voting and other rights and powers vested in me as a Thomson Reuters Trustee to secure that:

(a)

the Thomson Reuters Trust Principles (as defined in the Articles of Association of Thomson Reuters Founders Share Company Limited) are generally observed by Thomson Reuters Corporation and every Subsidiary for the time being of such company and by Thomson Reuters Founders Share Company Limited;

(b)

every person duly nominated to be a Thomson Reuters Trustee in accordance with the Articles of Association of Thomson Reuters Founders Share Company Limited shall forthwith be admitted to membership of Thomson Reuters Founders Share Company Limited; and

(c)

the provisions of the Articles of Association of Thomson Reuters Founders Share Company Limited relating to the nomination and admission of persons to be Thomson Reuters Trustees shall not be amended without your prior written consent.

IN WITNESS whereof I have hereunto set my hand this                 day of

SIGNED as a DEED and DELIVERED

by the above named in the presence of:

Witness:

Address:

Occupation: